LMFUNDING

An emerging leader in Bitcoin mining

Q1 2025 Supplemental Investor Presentation
Nasdaq: LMFA

Forward-Looking Statements

This presentation may contain forward-looking statements the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "anticipate," "believe," "estimate," "expect," "intend," "plan," and "project" and other similar words and expressions are intended to signify forward-looking statements. Forward-looking statements are not guarantees of future results and conditions but rather are subject to various risks and uncertainties.

Some of these risks and uncertainties are identified in the company's most recent Annual Report on Form 10-Q and its other filings with the SEC, which are available at www.sec.gov. These risks and uncertainties include, without limitation, the risks of operating in the cryptocurrency mining business, our limited operating history in the cryptocurrency mining business and our ability to grow that business, the capacity of our Bitcoin mining machines and our related ability to purchase power at reasonable prices, our ability to identify and acquire additional mining sites, the ability to finance our site acquisitions and cryptocurrency mining operations, our ability to acquire new accounts in our specialty finance business at appropriate prices, changes in governmental regulations that affect our ability to collected sufficient amounts on defaulted consumer receivables, changes in the credit or capital markets, changes in interest rates, and negative press regarding the debt collection industry. The occurrence of any of these risks and uncertainties could have a material adverse effect on our business, financial condition, and results of operations.

For additional disclosure regarding risks faced by LM Funding America, Inc., please see our public filings with the Securities and Exchange Commission, available on the Investor Relations section of our website at www.lmfunding.com and on the SEC's website at www.sec.gov.

Non-GAAP Financial Measures

This presentation includes certain non-GAAP financial measures, such as Core EBITDA. These non-GAAP measures are presented for supplemental information and should not be considered a substitute for financial information presented in accordance with GAAP. A reconciliation of these non-GAAP measures to the most directly comparable GAAP measures is set forth in the Appendix to this presentation

Overview



Hashrate

610 Ph/s[1]

Q1'25 BTC Mined

24.3 BTC

Q1'25 Revenue[2]

$2.4M

Q1'25 Mining Margin

38.5%

BTC Holdings[3]

**148.7 BTC
$15.5M**

BTC per Share[4]

$3.01



Revenue

$0.2M — Q1'22
$2.3M — Q1'23
$4.7M — Q1'24
Apr'24 Halving
$2.4M — Q1'25

[1] Includes total machines on hand, 560 PH/s energized as of 4/30/25
[2] Includes $0.1M specialty finance and rental revenue
[3] Bitcoin holdings of 148.7 BTC as of 4/30/25 valued at $15.5M as of 5/13/25 at a price of $104,000
[4] Calculated using 5,133,412 shares outstanding as of 3/31/25, Bitcoin holdings of 148.7 BTC as of 4/30/25 and Bitcoin price of $104,000 as of 5/13/25

Q1'25 Operational Highlights



Q1 2025

- Mined 24.3 BTC for Q1'25
- Achieved 0.56 EH/s energized
- Upgraded machine efficiency with LuxOS software installation
- Generated $150,000 in power sales back to the grid, offsetting mining expenses

Recent Highlights

- Beginning 2 MW expansion at Oklahoma site with immersion systems
- Selling 256 S21+'s received from Bitmain
- Relocating 800 mining machines hosting partner to Oklahoma site with lower power costs

Q1'25 Financials



- Total revenue of $2.4M, up 19.4% sequentially with $2.3M of mining revenue up 25.3% sequentially

- Mining margin of 38.5%, up from 31.2% in Q4'24, driven from power sales to grid of $150k

- Staff costs, payroll, professional costs, SG&A and other expenses of $2.0M, down 7.7% YoY

- Net loss of $5.4M and Core EBITDA loss of $2.8M both driven by $1.8M Bitcoin non-cash write-down for fair market value of Bitcoin held, lower average hash rate for Q1'25 and curtailment



Revenue

$4.7M — Q1'24

Apr '24 Halving

$2.4M — Q1'25



Core EBITDA

$4.4M — Q1'24

($2.8M) — Q1'25

Balance Sheet



All amounts as of 3/31/25

$1.0M Cash

$13.2M[1] BTC Holdings

$0.9M Prepaid expenses and other assets

$10.2M Total Current Assets

$6.7M Total Debt

$1.9M Total Current Liabilities

[1] Bitcoin holdings of 160.2 BTC valued at $13.2M as of 3/31/25 at a price of $82,600

Differentiated Strategy



- **2 MW OK expansion, immersion cooling**

- **Targeting 5 – 20 MW facilities**

- **Curtailment and energy sales**

- **HODL Strategy**

- **BTC Holdings = $15.5M[1]**



[1] Bitcoin holdings of 148.7 BTC valued at $15.5M as of 5/13/25 at a price of $104,000

LMFUNDING

An emerging leader in Bitcoin mining & specialty finance

Financials

LMFundingIR@orangegroupadvisors.com

Balance Sheet



	March 31, 2025 (unaudited)	December 31, 2024
Assets		
Cash	$ 1,028,870	$ 3,378,152
Digital assets - current (Note 2)	8,231,963	9,021,927
Finance receivables	21,910	21,051
Marketable securities (Note 5)	18,340	27,050
Receivable from sale of Symbiont assets (Note 5)	-	200,000
Prepaid expenses and other assets	899,036	827,237
Income tax receivable	31,187	31,187
Current assets	10,231,306	13,506,604
Fixed assets, net (Note 3)	16,377,635	18,376,948
Intangible assets, net (Note 3)	5,423,985	5,478,958
Deposits on mining equipment (Note 4)	947,348	467,172
Long-term investments - equity securities (Note 5)	7,251	4,255
Investment in Seastar Medical Holding Corporation (Note 5)	171,810	200,790
Digital assets - long-term (Note 2)	5,000,000	5,000,000
Right of use assets (Note 7)	888,049	938,641
Other assets	73,857	73,857
Long-term assets	28,889,935	30,540,621
Total assets	$ 39,121,241	$ 44,047,225
Liabilities and stockholders' equity		
Accounts payable and accrued expenses	1,359,891	989,563
Note payable - short-term (Note 6)	361,547	386,312
Due to related parties (Note 9)	37,312	15,944
Current portion of lease liability (Note 7)	188,763	170,967
Total current liabilities	1,947,513	1,562,786
Note payable - long-term (Note 6)	6,386,609	6,365,345
Lease liability - net of current portion (Note 7)	748,054	776,535
Long-term liabilities	7,134,663	7,141,880
Total liabilities	9,082,176	8,704,666
Stockholders' equity (Note 8)		
Preferred stock, par value $.001; 150,000,000 shares authorized; no shares issued and outstanding as of March 31, 2025 and December 31, 2024	-	-
Common stock, par value $.001; 350,000,000 shares authorized; 5,133,412 shares issued and outstanding as of March 31, 2025 and December 31, 2024	4,602	4,602
Additional paid-in capital	102,789,990	102,685,470
Accumulated deficit	(71,061,405)	(65,662,731)
Total LM Funding America stockholders' equity	31,733,187	37,027,341
Non-controlling interest	(1,694,122)	(1,684,782)
Total stockholders' equity	30,039,065	35,342,559
Total liabilities and stockholders' equity	$ 39,121,241	$ 44,047,225

Income Statement



	Three months ended March 31,	
	2025	**2024**
Revenues:		
Digital mining revenues	$ 2,273,940	$ 4,597,908
Specialty finance revenue	67,389	116,628
Rental revenue	30,008	33,068
Total revenues	**2,371,337**	**4,747,604**
Operating costs and expenses:		
Digital mining cost of revenues (exclusive of depreciation and amortization shown below)	1,548,295	2,654,946
Curtailment and energy sales	(149,686)	-
Staff costs and payroll	1,050,477	1,243,026
Depreciation and amortization	2,037,578	1,976,196
Loss (gain) on fair value of Bitcoin, net	1,809,976	(4,257,515)
Impairment loss on mining equipment	-	1,188,058
Professional fees	364,485	509,893
Selling, general and administrative	309,964	177,906
Real estate management and disposal	36,314	27,189
Collection costs	17,352	926
Settlement costs with associations	3,693	-
Loss on disposal of assets	186,781	8,170
Other operating costs	255,948	214,505
Total operating costs and expenses	**7,471,177**	**3,743,300**
Operating income (loss)	**(5,099,840)**	**1,004,304**
Unrealized loss on marketable securities	(8,710)	(2,160)
Unrealized gain (loss) on investment and equity securities	(25,984)	1,350,979
Gain (loss) on fair value of purchased Bitcoin, net	(52,704)	57,926
Other income - coupon sales	-	4,490
Interest expense	(220,906)	(70,826)
Interest income	1,145	9,125
Income (loss) before income taxes	**(5,406,999)**	**2,353,838**
Income tax expense	-	-
Net income (loss)	**$ (5,406,999)**	**$ 2,353,838**
Less: loss (gain) attributable to non-controlling interest	8,325	(414,221)
Net income (loss) attributable to LM Funding America Inc.	**$ (5,398,674)**	**$ 1,939,617**
Basic income (loss) per common share (Note 1)	$ (1.05)	$ 0.80
Diluted income (loss) per common share (Note 1)	$ (1.05)	$ 0.80
Weighted average number of common shares outstanding		
Basic	5,133,412	2,428,203
Diluted	5,133,412	2,428,203

Cash Flows



	Three months ended March 31,	
	2025	**2024**
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (5,406,999)	$ 2,353,838
Adjustments to reconcile net income (loss) to net cash used in operating activities		
Depreciation and amortization	2,037,578	1,976,196
Noncash lease expense	50,592	26,043
Amortization of debt issue costs	21,264	-
Stock compensation	-	71,047
Stock option expense	110,805	110,804
Accrued investment income	-	(8,568)
Accrued interest expense on finance lease	14,710	-
Digital assets other income	-	(4,490)
Loss (gain) on fair value of Bitcoin, net	1,862,680	(4,315,441)
Impairment loss on mining machines	-	1,188,058
Unrealized loss on marketable securities	8,710	2,160
Unrealized loss (gain) on investment and equity securities	25,984	(1,350,979)
Loss on disposal of fixed assets	186,781	8,170
Change in operating assets and liabilities:		
Prepaid expenses and other assets	96,526	1,583,843
Repayments to related party	21,368	32,445
Accounts payable and accrued expenses	370,328	(22,003)
Mining of digital assets	(2,273,940)	(4,597,908)
Lease liability payments	(25,395)	(25,863)
Net cash used in operating activities	(2,899,008)	(2,972,648)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Net collections of finance receivables - original product	458	(8,238)
Net collections of finance receivables - special product	(1,317)	-
Capital expenditures	(170,073)	-
Collection of note receivable	200,000	1,449,066
Investment in digital assets - tether	(31,420)	-
Proceeds from sale of Bitcoin	1,204,680	1,296,233
Proceeds from the sale of tether	27,964	-
Deposits for mining equipment	(480,176)	(1,096,961)
Distribution to members	(1,015)	-
Net cash provided by investing activities	749,101	1,640,100
CASH FLOWS FROM FINANCING ACTIVITIES:		
Insurance financing repayments	(193,090)	(241,917)
Issuance costs	(6,285)	-
Net cash used in financing activities	(199,375)	(241,917)
NET DECREASE IN CASH	(2,349,282)	(1,574,465)
CASH - BEGINNING OF PERIOD	3,378,152	2,401,831
CASH - END OF PERIOD	$ 1,028,870	827,366

Core EBITDA (Non-GAAP)



Non-GAAP Financial Measures

We also disclose Earnings before Interest, Tax, Depreciation and Amortization ("EBITDA") and Core Earnings before Interest, Tax, Depreciation and Amortization ("Core EBITDA") which adjusts for unrealized loss (gain) on investment and equity securities, loss on disposal of mining equipment, impairment loss on mining equipment and stock compensation expense and option expense, all of which are non-GAAP financial measures. We believe these non-GAAP financial measures are useful to investors because they are widely accepted industry measures used by analysts and investors to compare the operating performance of Bitcoin miners.

The following tables reconcile net loss, which we believe is the most comparable GAAP measure, to EBITDA and Core EBITDA:

	Three months ended March 31,	
	2025	**2024**
Net income (loss)	$ (5,406,999)	$ 2,353,838
Income tax expense	-	-
Interest expense	220,906	70,826
Depreciation and amortization	2,037,578	1,976,196
Income (loss) before interest, taxes & depreciation	$ (3,148,515)	$ 4,400,860
Unrealized loss (gain) on investment and equity securities	25,984	(1,350,979)
Loss on disposal of mining equipment	186,781	8,170
Impairment loss on mining equipment	-	1,188,058
Stock compensation and option expense	110,805	181,851
Core income (loss) before interest, taxes & depreciation	$ (2,824,945)	$ 4,427,960

LMFUNDING

An emerging leader in Bitcoin mining & specialty finance

Thank You

LMFundingIR@orangegroupadvisors.com